21002956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Voelker LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 N. Columbia St.
(No. and Street)

SEC Mail Processing
MAR 01 2021
Washington, DC

Covington (City) LA (State) 70433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hubert Daigle - 985-898-3957
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laporte, a professional accounting corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hubert Daigle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Voelker LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Hubert Daigle
Signature

COMPLIANCE OFFICER
Title

Barbara Coldwell Daigle
Notary Public #060595 2/25/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm 1

Basic Financial Statements

Statement of Financial Condition 2

Notes to Financial Statement 3 - 10

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Rice, Voelker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 23, 2021

RICE, VOELKER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

Assets	
Cash and Cash Equivalents	$ 675,635
Certificates of Deposit	900,000
Compensating Balance Held at Clearing Organization	150,000
Receivable from Clearing Broker	101,892
Accounts Receivable from Customers	262,893
Advances to Employees and Members	45,019
Furniture and Equipment at Cost, Less Accumulated Depreciation and Amortization of $303,899	28,387
Other Assets	42,741
Total Assets	$ 2,206,567
Liabilities and Members' Equity	
Liabilities	
Accrued Expenses	$ 476,046
Due to Members	3,260
Total Liabilities	479,306
Members' Equity	1,727,261
Total Liabilities and Members' Equity	$ 2,206,567

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Rice, Voelker, L.L.C. (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, will be allocated first to Members who have positive capital account balances.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation computed on straight-line methods over the estimated useful lives of the assets, which range from five to seven years. Depreciation charged to operations amounted to $12,630 for the year ended December 31, 2020.

Major components of furniture and equipment at December 31, 2020 are as follows:

Equipment	$ 225,235
Furniture	107,051
	332,286
Accumulated Depreciation	(303,899)
Total	$ 28,387

Income Taxes

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Certificates of Deposit

Certificates of deposit with maturities of one year or less are carried at cost. At December 31, 2020, the Company maintained certificates of deposit in the amount of $900,000.

Accounts Receivable from Customers

Accounts receivable from customers are stated net of an allowance for doubtful accounts. Management's periodic evaluation of the adequacy of the allowance for doubtful accounts is based on the Company's past experience that may affect the customer's ability to repay.

Note 1. Summary of Significant Accounting Policies (Continued)

Accounts Receivable from Customers (Continued)
Accounts receivable from customers net of allowance for doubtful accounts at December 31, 2020 are $262,893.

Concentrations of Credit
The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

A substantial portion of the Company's revenue was derived from one customer in 2020. The revenue derived from this customer was 15% of total revenue for the year ended December 31, 2020. Accounts receivable from this customer are zero for the year ended December 31, 2020.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Members. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition
Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered to them. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

- Trading commission revenue: all customer securities transactions and related income are reported in the statement of operations on a trade date basis as it is when the performance obligation is met.
- Advisory fees: advisory fees are generally recognized over the period that the related service is provided to customers. These services are provided monthly throughout the term of the contract and include: soliciting interest from potential investors; assisting with preparation of investor materials; attending meetings with potential investors; assisting with negotiations of letters of intent; evaluating and analyzing offers from potential investors; etc. Payments for these services are received monthly. Advisory related expenses are expensed as incurred.

Note 1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Advisory expenses are recognized within their respective expense category on the statement of operations and any expenses reimbursed by clients are recognized as fee income.

This revenue guidance does not apply to other revenue sources such as research fees, interest revenue, or other revenue as these sources of revenue do not have contracts with customers.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company has operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable, otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the premeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 to update the methodology used to measure current expected credit losses ("CECL"). This ASU applies to financial assets measured at amortized cost, including trade receivables as well as certain off-balance sheet credit exposures. This ASU replaces the current incurred loss impairment methodology with a methodology to reflect CECL and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The guidance must be adopted using a modified retrospective transition method through a cumulative-effect adjustment to retained earnings in the period of adoption. This ASU will be effective beginning January 1, 2023. The Company is in the process of adopting this ASU and does not expect this guidance to have a significant impact on the financial statements and related disclosures.

Note 2. Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected commissions and fees due from the clearing broker.

Note 3. Subordinated Liabilities

The Company did not have any subordinated liabilities at December 31, 2020.

Note 4. Agreement with Clearing Organization

The Company utilizes Cowen Execution Services as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $150,000. At December 31, 2020, $150,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2020, the Company had net capital of $1,348,221, which was $1,248,221 in excess of its required net capital of $100,000.

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2020 were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company leases office spaces on a month-to-month basis and under a lease expiring in 2021. Future minimum lease payments under this operating lease expiring in 2021 are as follows:

2021	$ 1,046
Total	$ 1,046

Note 5. Commitments and Contingencies (Continued)

Rent expense for 2020, totaled $140,861 and is included in the statement of operations under other operating and general and administrative expenses.

Note 6. Paycheck Protection Program

In June 2020, the Company received a loan in the amount of $333,600 under the Paycheck Protection Program (PPP) pursuant to the CARES Act and administered by the Small Business Administration (SBA).

The PPP provides for forgivable loans to qualifying organizations. The loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll costs, rent and utilities and the borrower maintains specified levels of payroll and employment.

Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. Monthly principal and interest payments on the loan commence on the date the SBA remits the borrower's loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period through the loan maturity date of June 2025.

In December 2020, the Company formally received full forgiveness of the PPP loan from the SBA; therefore, the Company has reported the amount of $333,600 as other revenue in the accompanying statement of operations.

Further, loans issued under $2 million may be subject to audit by the SBA. The Company may be required to return a portion of the loan proceeds at the conclusion of the SBA audit. Any proceeds required to be returned will be repaid under the statutory terms of the PPP Program, including interest at 1%.

Note 7. Related Party Transactions

The Company has an agreement with an entity, related through common ownership, to provide research services. During 2020, fee income included $195,000, which the Company earned providing services to the related entity. As of December 31, 2020, no amount was owed to the Company for research services. The Company leases one of its offices from a related party on a month-to-month basis. Rent paid to the related party totaled $78,000 for the year ended December 31, 2020. The Company did not have an outstanding balance to the related party as of December 31, 2020.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,348,221 which was $1,248,221 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.36 to 1 at December 31, 2020.

Note 9. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2017, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2020, the Company had no uncertain tax positions.

Note 10. Employee Benefit Plan

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its employees. The plan includes employee and employer contributions. Contributions of $37,195 were made by the Company during 2020.

Note 11. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered to them. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved.

In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Note 11. Revenues from Contracts with Customers (Continued)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission revenue: the Company clears all customers' securities transactions through a clearing broker and receives a commission for initiating such transactions for its customers. Commission revenue for conducting securities transactions is recognized at a point in time on trade date.

Advisory fees: advisory services primarily consist of: soliciting interest from potential investors; assisting with preparation of investor materials; attending meetings with potential investors; assisting with negotiations of letters of intent; evaluating and analyzing offers from potential investors; etc. Advisory fees are recognized at a point in time when these services are completed and on a monthly basis which is when the Company's customers receive and consume the benefits provided. Fees received prior to the completion of these services are deferred within Deferred Revenue in the Statement of Financial Condition. No portion of the advisory fees the Company receives are considered variable nor are they contingent upon a future event or transaction. Payment for advisory services is due on a monthly basis and over the course of the engagement and recognized on a monthly basis.

Expenses associated with advisory fees are expensed as incurred. Any expenses reimbursed by the Company's clients are recognized as fee income.

Information on revenue recognized from past performance: the Company does not disclose information about contracts that have an original expected duration of one year or less.

Contract balance: the timing of the revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company's accounts receivable related to revenues from contracts with customers is $262,893 at December 31, 2020. Contract receivables were $0 at the beginning of the year.

The Company's deferred revenue primarily relates to fees received for advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at December 31, 2020 was $0. During the year ended December 31, 2020, the Company recognized $25,000 in revenue that was recorded as deferred revenue at the beginning of the year.

Note 12. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

Note 12. Evaluation of Subsequent Events (Continued)

Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. While response to the COVID-19 outbreak continues to rapidly evolve, it has led to stay-at-home orders and social distancing guidelines that have seriously disrupted activities in large segments of the economy. Uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, government quarantine measures, including declarations of states of emergency and stay-at-home orders in the Company's service areas (ii) the effects on the financial markets, and (iii) the effects on the economy overall, all of which are uncertain.

In accordance with ASC 855, the Company evaluated subsequent events through February 23, 2021 the date these financial statements were available to be issued. In February, 2021, the Company received a Second Draw PPP Loan from the SBA in the amount of $333,600. The Company believes it will meet all the criteria for forgiveness and the likelihood of repayment is remote. The PPP provides for forgivable loans to qualifying organizations. The loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll costs, rent and utilities and the borrower maintains specified levels of payroll and employment. Further, loans issued under $2 million may be subject to audit by the SBA. The Company may be required to return a portion of the loan proceeds at the conclusion of the SBA audit. Any proceeds required to be returned will be repaid under the statutory terms of the PPP Program, including interest at 1% per annum beginning sixteen months after February 2021, every month until the maturity date, which is 5 years from the date of the loan. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.